EXHIBIT 8
                                    ---------

                                [VSSP LETTERHEAD]



                                October 18, 2004




First Defiance Financial Corp.
601 Clinton Street
Defiance, Ohio 43512-3272

ComBanc, Inc.
230 East Second Street
Delphos, Ohio 45833

Ladies and Gentlemen:

        We have acted as tax counsel to First Defiance Financial Corp., an Ohio corporation ("FDEF"), and First Federal Bank of the Midwest, a federal savings bank ("First Federal"), in connection with the transactions contemplated by the terms and provisions of the Agreement and Plan of Merger, dated as of August 4, 2004 (the "Agreement"), by and among FDEF, First Federal, ComBanc, Inc., a Delaware corporation ("ComBanc"), and The Commercial Bank, an Ohio commercial bank. Pursuant to Section 8.03(e) of the Agreement, the delivery of this opinion is a condition to the closing of the merger of ComBanc with and into FDEF pursuant to the terms of the Agreement (the "Corporate Merger"). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

        In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of First Defiance Financial Corp., executed by a duly authorized officer of FDEF and dated as of the date hereof, and (b) the Certificate of Representations of ComBanc, Inc., executed by a duly authorized officer of ComBanc and dated as of the date hereof (collectively, the "Certificates"),
(iii) the Registration Statement of FDEF on Form S-4 and the proxy statement/prospectus of FDEF included therein to be filed with the Securities and Exchange Commission (the "Registration Statement"), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

        In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinions hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject





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matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are true and correct as if made without such qualification and that neither FDEF nor ComBanc will notify us at or before the Effective Time that the statements and representations made in the Certificates are no longer complete and accurate. Finally, we assume that any holder of ComBanc Shares that has asserted, as of the Effective Time, dissenters' rights in accordance with the provisions of
Section 262 of the Delaware General Corporation Law will receive, pursuant to statutory procedures, an amount per ComBanc Share (each, a "Dissenting Share") that will not materially exceed the Per Share Cash Consideration.

        Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the "Service") as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

                       DESCRIPTION OF THE CORPORATE MERGER
                       -----------------------------------

        The Agreement provides that the Corporate Merger will constitute a merger, in accordance with the Ohio General Corporation Law and the Delaware General Corporation Law, of ComBanc with and into FDEF. FDEF will be the surviving corporation, and the separate corporate existence of ComBanc will cease.

        As of August 4, 2004, the authorized capital stock of FDEF consisted of 25,000,000 common shares, par value $.01 per share, of which 6,317,885 common shares were issued and outstanding, including 4,663,217 common shares held in treasury by FDEF (collectively, the "FDEF Shares"), and 5,000,000 preferred shares, par value $.01 per share, none of which are outstanding. As of August 4, 2004 the authorized capital stock of ComBanc consisted of 5,000,000 common shares, without par value, of which 2,211,014 were issued and outstanding and 164,986 were held in treasury by ComBanc (the "ComBanc Shares").

        As of the date and time at which the Corporate Merger becomes effective (the "Effective Time"), each of the ComBanc Shares then issued and outstanding, other than (i) ComBanc Shares held in treasury by ComBanc, or (ii) Dissenting Shares, shall be converted into the right to receive, at the election of the holder, either (x) the number of FDEF Shares that is equal to the Exchange Ratio (as defined below) (the "Per Share Stock Consideration"), or (y) a cash amount equal to $17.20 (the "Per Share Cash Consideration").

        In the event that, based upon the closing price of the FDEF Shares as reported on the primary market on which the FDEF Shares are listed for trading (the "FDEF Exchange") on the business day immediately preceding the Effective Time, the aggregate value of the FDEF Shares to be issued in connection with the Corporate Merger would be less than 45% of the sum of (i) the Aggregate Cash Consideration, plus (ii) the value of the FDEF Shares to be received by the holders of the ComBanc Shares, then FDEF will increase the Per Share Stock Consideration so that the aggregate value of the FDEF Shares to be issued to the holders of the ComBanc Shares, as determined based upon the closing price of the FDEF Shares on the FDEF Exchange on the business day immediately preceding the Effective Time, is equal to 45% of the sum of (i) and (ii), above.





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        For purposes of the foregoing, the Agreement states that the "Exchange
Ratio" shall be a fraction the numerator of which shall be $17.20 and the denominator of which shall be the average closing price of an FDEF Share for the five consecutive trading days ending one trading day prior to the Effective Time (the "Average"); provided, however, that in the event that the Average is less
                 --------  -------
than $21.56, then the Exchange Ratio shall equal 0.79769, and provided, further,
                                                              --------  -------
that in the event that the Average is greater than $26.35, the Exchange Ratio shall equal 0.65266. The Agreement also defines "Aggregate Cash Consideration" as the amount equal to the Per Share Cash Consideration multiplied by 50% of the number of ComBanc Shares (excluding any of ComBanc's treasury shares) outstanding at the Effective Time.

        Furthermore, if the shareholders' equity of ComBanc on the Closing Date is less than $22,500,000, excluding unrealized accumulated other comprehensive income related to ComBanc's investment portfolio, the Per Share Stock Consideration and the Per Share Cash Consideration to be paid for the ComBanc Shares shall be decreased by an amount equal to (i) the difference between $22,500,000 and the shareholders' equity of ComBanc on the Closing Date, divided by (ii) the number of ComBanc Shares outstanding on the Closing Date (the "Per Share Reduction"), and each ComBanc shareholder shall be entitled to receive from FDEF either (a) an amount equal to $17.20 less the Per Share Reduction or
(b) a number of FDEF Shares equal to the Exchange Ratio, where the numerator of the Exchange Ratio shall be $17.20 less the Per Share Reduction, subject to the adjustment set forth in Section 2.01(b) of the Agreement.


        Each ComBanc Share held in treasury by ComBanc immediately prior to the Effective Time shall, by virtue of the Corporate Merger, be canceled and shall cease to exist. Holders of Dissenting Shares shall, upon the effectiveness of the Corporate Merger, have only such rights as are provided in Section 262 of the Delaware General Corporation Law, and any amounts required by Section 262 to be paid to any holder of Dissenting Shares shall be paid by FDEF as the surviving corporation; provided, however, that if any holder of Dissenting
                       --------  -------
Shares shall forfeit such right to payment of the fair value under Section 262 of the Delaware General Corporation Law, each such holder's Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Per Share Stock Consideration or the Per Share Cash Consideration, as shall have been designated by each such holder, subject to
Section 2.01 of the Agreement.

        No certificate or scrip representing fractional FDEF Shares shall be issued in the Corporate Merger. In lieu thereof, each holder of ComBanc Shares who would otherwise be entitled to receive a fractional FDEF Share shall receive cash in an amount determined by multiplying (i) the fractional share interest to which such holder (after taking into account all ComBanc Shares held at the Effective Time by such holder) otherwise would be entitled, by (ii) the Average.

                                    OPINIONS
                                    --------
     Based upon the foregoing, we are of the opinion that, under current law:

     1. The Corporate Merger will be a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. FDEF and ComBanc each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by FDEF or ComBanc as a result of the Corporate Merger.

     3. The tax basis of the assets of ComBanc in the hands of FDEF will be the same as the tax basis of such assets in the hands of ComBanc immediately prior to the Corporate Merger.




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     4. The holding period of the assets of ComBanc to be received by FDEF will include the period during which such assets were held by ComBanc.

     5. A ComBanc shareholder receiving solely FDEF Shares in exchange for such shareholder's ComBanc Shares (not including any cash received in lieu of fractional FDEF Shares) will recognize no gain or loss upon the receipt of such FDEF Shares.

     6. A ComBanc shareholder receiving solely cash in exchange for such shareholder's ComBanc Shares (as a result of such shareholder's dissent to the Corporate Merger or election to receive the Per Share Cash Consideration for all of such shareholder's ComBanc Shares), will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder's ComBanc Shares, subject to the provisions and limitations of
Section 302 of the Code.

     7. A ComBanc shareholder receiving both cash and FDEF Shares in exchange for such shareholder's ComBanc Shares (not including any cash received in lieu of fractional FDEF Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional FDEF Shares). For purposes of determining the character of this gain, such ComBanc shareholder will be treated as having received only FDEF Shares in exchange for such shareholder's ComBanc Shares, and as having immediately redeemed a portion of such FDEF Shares for the cash received (excluding cash received in lieu of fractional FDEF Shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of ComBanc's current or accumulated earnings and profits), the gain will be capital gain if the ComBanc Shares are held by such shareholder as a capital asset at the time of the Corporate Merger.

     8. A ComBanc shareholder receiving cash in lieu of fractional FDEF Shares will recognize gain or loss as if such fractional FDEF Shares were distributed as part of the Corporate Merger and then redeemed by FDEF, subject to the provisions and limitations of Section 302 of the Code.

     9. The tax basis of the FDEF Shares received by a ComBanc shareholder pursuant to the Corporate Merger will be the same as the tax basis of the ComBanc Shares surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain, if any, recognized on the exchange.

     10. The holding period of the FDEF Shares received by a ComBanc shareholder will include the period during which the ComBanc Shares surrendered in exchange therefor were held, provided the ComBanc Shares are a capital asset in the hands of the ComBanc shareholder at the time of the Corporate Merger.


                                      * * *

        Our opinion is limited to the foregoing federal income tax consequences of the Corporate Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Corporate Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Corporate Merger that may be relevant to a ComBanc shareholder in light of that shareholder's particular status or circumstances, including, without limitation, ComBanc shareholders that are (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) dealers in






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securities, (vii) persons subject to the alternative minimum tax, (viii) persons whose ComBanc Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive FDEF Shares other than in exchange for ComBanc Shares, or (x) persons who hold ComBanc Shares as part of a hedge, straddle, or conversion transaction. We undertake no responsibility to update this opinion.

        The opinion expressed herein is furnished specifically for you and your respective shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions "Material federal income tax consequences" and "Legal matters." In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                        Respectfully,


                                        /s/ Vorys, Sater, Seymour and Pease LLP
                                        ---------------------------------------
                                        Vorys, Sater, Seymour and Pease LLP